UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 21, 2007

To whom it may concern:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd.

Announcement of Share Purchases

Mizuho Financial Group (“the Group”) hereby announce that Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”) have decided to purchase common shares of the Group’s securities companies as outlined below and entered into share purchase agreements with Mizuho Securities Co., Ltd.(“MHSC”).

Details of the Share Purchases

1. Purpose

To further strengthen collaboration between the Group’s banks and securities companies and to underscore such strengthened collaboration from a capital structure perspective, we will change the ownership structure of the shares of the Group securities companies.

2. Outline

Purchaser	MHBK	MHCB
Shares to be purchased	Mizuho Investors Securities Co., Ltd. (“MHIS”) (Common shares)	Shinko Securities Co., Ltd. (“Shinko”) (Common shares)

Seller of the shares	MHSC	MHSC

Number of voting rights to be transferred (number of shares)	127,564 voting rights (127,564,000 shares)	39,800 voting rights (39,800,000 shares)

% of voting rights	10.39%	5.19%

Price calculation criteria	Sales-weighted average market price on the date of the share purchase agreement	Sales-weighted average market price on the date of the share purchase agreement

Timing (scheduled)	December 2007	December 2007

3. Proportion of Voting Rights after Share Purchases

MHIS			Shinko

Shareholder	Before	After	Shareholder	Before	After
MHBK	55.14%*	65.54%*	MHCB	11.04%	16.23%
MHSC	10.39%	—	MHSC	5.19%*	—

*	Includes shares that MHBK has contributed to an employee benefit trust.

Note: The percentage of voting rights in items 2 and 3 above is calculated based on the number of voting rights held as of March 31, 2007 (excluding those held in MHSC’s trading accounts).

Please direct any inquiries to:	Public Relations Office, Corporate Communications,
Mizuho Financial Group, Inc. Tel: 81-3-5224-2026